Exhibit 99.7

Helping people worldwide
build financial security	Press Release

For Immediate Release
Contact: Aaron Uhde	Michael Perman
Phone: +1 404 479 2956	+44 (0) 207 065 3942

AMVESCAP PLC Announces Completion of
Issuance of US$300 Million of Senior Notes
London, April 11, 2007 – AMVESCAP PLC (NYSE: AVZ) today announced that it has completed its issuance of $300 million of five-year senior unsecured notes. The 5.625% notes will mature on April 17, 2012. AMVESCAP intends to use the proceeds of the offering to repay amounts outstanding under its credit facility used in January 2007 to fund the maturity of its prior issue of $300 million in senior notes due 2007, and for general corporate purposes.
This press release is for informational purposes only and should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security.
# # #
AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol “AVZ.” Additional information is available at www.amvescap.com.